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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2002


                                 COGNICASE INC.
                 (Translation of registrant's name into English)

          111 Duke Street, 9th Floor, Montreal, Quebec, Canada H3C 2M1
     ----------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F              Form 40-F  X
                               -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                    No  X
                         -----                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________.


     The following exhibits are filed as part of, and incorporated into, this report on Form 6-K:


         No.          Document
         ---          --------

         1.           Press Release dated December 19, 2002

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    COGNICASE INC.

Date: December 23, 2002

                                    By:  /s/ Benoit Dube
                                        -------------------------------------
                                        Benoit Dube
                                        Executive Vice President, Chief Legal
                                        Officer and Corporate Secretary

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                                 EXHIBIT INDEX

         No.          Document
         ---          --------

         1.           Press Release dated December 19, 2002

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FOR IMMEDIATE RELEASE

COGNICASE ANNOUNCES BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDING REJECTION OF CGI OFFER AND APPROVAL OF SHAREHOLDER RIGHTS PLAN

MONTREAL, QUEBEC - DECEMBER 19, 2002 - COGNICASE (TSX: COG, NASDAQ: COGI), an innovative IT solutions provider specializing in the development and integration of transactional solutions, announced today that the Board of Directors has unanimously resolved to recommend to the shareholders that they reject the unsolicited offer of CGI Group Inc. (the "CGI Offer") announced on
December 6, 2002 and not tender their common shares. Mr. Michel Lozeau, a senior officer of National Bank of Canada, declared his interest and was not present at the meeting.

COGNICASE's Directors' Circular, which contains the recommendation that COGNICASE shareholders reject the CGI Offer and the extensive reasons for the recommendation, will be mailed to all shareholders at the latest on
December 23, 2002. The Directors' Circular will also be available on SEDAR (www.sedar.com) and on COGNICASE's Web site (www.cognicase.com).
                                             -----------------

BMO Nesbitt Burns Inc. has provided the Board of Directors of COGNICASE with an opinion that the consideration provided by the CGI Offer is inadequate from a financial point of view to the shareholders of COGNICASE.

Among the other factors that the Board of Directors considered most relevant in making its recommendation were the following:

     o   the CGI offer is not reflective of the value of COGNICASE;

     o   the CGI offer is financially inadequate;

     o   the CGI offer is opportunistic;

     o   there are prospects for a superior proposal; and

     o   the CGI offer is highly conditional.

COGNICASE has been contacted by and has made contact with a number of parties who have expressed an interest in pursuing alternative transactions. COGNICASE has entered into confidentiality and standstill agreements with interested parties and discussions are underway in order to bring forward additional value maximizing alternative offers. Certain interested parties have begun to examine confidential financial, operating and other relevant information in data rooms set up for this purpose. The Board is also considering a variety of strategic alternatives in response to the CGI Offer because it believes there is a reasonable prospect that one or more of them will provide a financially superior transaction.

COGNICASE also announced today that its Board of Directors has approved the adoption of a limited duration Shareholder Rights Plan (the "Rights Plan"). The purpose of the Rights Plan is to provide shareholders and COGNICASE's Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives, and to encourage the fair treatment of shareholders in connection with the CGI Offer and any other take-over bid for COGNICASE. It will also prevent any person from acquiring beneficial ownership of or the right to vote more than 20% of the outstanding common shares while the Board's process is ongoing, or from

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entering into arrangements or relationships that have a similar effect. The Rights Plan will be in effect until the earlier of March 26, 2003, or the date of the next annual meeting of shareholders of COGNICASE, at which time it will expire automatically.

Rights will be issued and attached to all common shares. A separate rights certificate will not be issued until such time as the rights become exercisable (which is referred to as the "separation time"). The Board of Directors has deferred the separation time that would otherwise have occurred as a consequence of the CGI announcement until a date to be determined by the Board of Directors in the future. Following an acquisition of shares otherwise prohibited by the Rights Plan, each right held by a person other than the acquiring person and its affiliates, associates and joint actors would, upon exercise, entitle the holder to purchase COGNICASE common shares at a 50% discount to their then current market price. The Rights plan provides for permitted bids which would have a minimum period of 53 days from the date the bid is made.

Ronald Brisebois, President and Chief Executive Officer of COGNICASE, stated, "I am very satisfied by the strong interest shown by several potential buyers over the past week. Considering the rapidly approaching holiday season, the timing of this unsolicited bid is inappropriate for shareholders, who were pressed for time by the original tight deadline. I am pleased that the Board put in place a Shareholder Rights Plan, which should allow additional time for our shareholders to make an informed decision and for us to consider, evaluate and negotiate competing offers."

About COGNICASE
---------------

Founded in 1991, COGNICASE is the second-largest independent information technology solutions provider in Canada. COGNICASE employs close to 4,000 professionals, with an annualized revenue run-rate surpassing
CDN$500 million and a solid recurring revenue base. Relying on its results-driven approach, its software and technology and its Application Services Technology Centres, COGNICASE offers secure and scalable solutions that contribute to its customers' economic success. COGNICASE's shares are listed on the TSX (COG) and Nasdaq (COGI). They are included in the S&P/TSX Canadian Information Technology Sector Index.

For more information, please contact:
-------------------------------------

MICHELLE COURCHESNE
Executive Vice-President,
Marketing, Communications, and Human Resources
(514) 228-8928
Michelle.courchesne@cognicase.com
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